UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Enzon Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    293904108
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 12 Pages

CUSIP No. 293904108                   13G/A                   Page 2 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $37,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 3,968,584 shares
                    of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $37,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 3,968,584 shares
                    of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $37,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 3,968,584 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.11%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Opportunities Master Fund, L.P
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $5,000,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 523,560 shares of
                    Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $5,000,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 523,560 shares of
                    Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $5,000,000 aggregate principal amount of 4.0% Convertible
            Senior Notes, due 2013, convertible into 523,560 shares of
            Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.15%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 5 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $42,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 4,492,144 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.08%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 6 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $42,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 4,492,144 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.08%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 7 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $42,900,000 aggregate principal amount of 4.0% Convertible
                    Senior Notes, due 2013, convertible into 4,492,144 shares
                    of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $42,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013, convertible into 4,492,144 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.08%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 293904108                   13G/A                   Page 8 of 12 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on May 26, 2006, as amended by Amendment No. 1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to shares of common stock (the "Common Stock") of Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        HIGHBRIDGE INTERNATIONAL LLC
        ----------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CONVERTIBLE OPPORTUNITIES MASTER FUND, L.P.
        --------------------------------------------------
        Maples Corporate Services Limited
        PO Box 309, Ugland House
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC
        ----------------------------------
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        -----------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        HENRY SWIECA
        ------------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting Persons.

CUSIP No. 293904108                   13G/A                   Page 9 of 12 Pages

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International LLC beneficially owns $37,900,000 aggregate principal amount of 4.0% Convertible Senior Notes, due 2013 (the "Notes"), convertible into 3,968,584 shares of Common Stock, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owns any shares of Common Stock, (iii) Highbridge Covertible Opportunities Master Fund, L.P. beneficially owns $5,000,000 aggregate principal amount of Notes, convertible into 523,560 shares of Common Stock and (iv) each of Highbrige Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of $42,900,000 aggregate principal amount Notes, convertible into 4,492,144 shares of Common Stock issuable to Highbridge International LLC and Highbridge Convertible Opportunities Master Fund, L.P.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master
Fund, L.P. and Highbridge Convertible Opportunities Master Fund L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC and Highbridge Convertible Opportunities Master Fund, L.P.

        (b) Percent of class:

            Based on the Company's Quarterly Report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 6, 2008, there were 44,953,665 shares of Common Stock outstanding as of November 3, 2008. Therefore, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon the conversion of the Notes, (i) Highbridge International LLC beneficially owns approximately 8.11% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund L.P. no longer beneficially owns any shares of Common Stock of the Company, (iii) Highbridge Convertible Opportunities Master Fund, L.P. beneficially owns approximately 1.15% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 9.08% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

CUSIP No. 293904108                   13G/A                 Page 10 of 12 Pages

            (iv)  Shared power to dispose or to direct the disposition of

                  See Item 4(a)

Item 5.   Ownership of Five Percent of Less of a Class

As of the date hereof, Highbridge Convertible Arbitrage Master Fund, L.P. no longer beneficially owns any shares of Common Stock of the Company and has ceased to be a Reporting Person with respect to the shares of Common Stock.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2009, by and among Highbridge International LLC, Highbridge Convertible Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 293904108                   13G/A                 Page 11 of 12 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2007

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CONVERTIBLE ARBITRAGE
                                         MASTER FUND, L.P.
By: Highbridge Capital Management, LLC
    its Trading Manager                  By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    ---------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                     ---------------------------
                                         Name: John Oliva
                                         Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: /s/ John Oliva                       /s/ Henry Swieca
    ---------------------------          ---------------------------
Name: John Oliva                         HENRY SWIECA
Title: Managing Director





/s/ Glenn Dubin
---------------------------
GLENN DUBIN



HIGHBRIDGE CONVERTIBLE OPPORTUNITIES MASTER FUND, L.P.


By:  Highbridge Capital Management, LLC
     its Trading Manager



By:  /s/ John Oliva
     ---------------------
Name:   John Oliva
Title:  Managing Director

CUSIP No. 293904108                   13G/A                  Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Enzon Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 12, 2009

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                  By: /s/ John Oliva
                                             ---------------------------
                                             Name:  John Oliva
                                             Title: Managing Director
By: /s/ John Oliva
---------------------------
Name:  John Oliva
Title: Managing Director





/s/ Glenn Dubin                          /s/ Henry Swieca
---------------------------              ---------------------------
GLENN DUBIN                              HENRY SWIECA



/s/ Henry Swieca
---------------------------
HENRY SWIECA


HIGHBRIDGE CONVERTIBLE OPPORTUNITIES MASTER FUND, L.P.


By:  Highbridge Capital Management, LLC
     its Trading Manager



By: /s/ John Oliva
---------------------------
Name:  John Oliva
Title: Managing Director